SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 16 December 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






   Bank of Ireland acquires Burdale Financial Holdings Limited, a specialist lender, for EUR71m (GBP49m)

    "Part of strategy to grow international niche businesses" - Brian Goggin

Bank of Ireland ("BOI") today (Thursday 16 December 2004) announced the acquisition of Burdale Financial Holdings Limited ("Burdale"), a leading UK based comprehensive asset based lender and majority owned subsidiary of Wachovia Corporation, for approximately EUR71 million (GBP49 million). The acquisition is consistent with BOI's strategy to create more growth platforms in its International businesses. It will provide BOI with a leading presence in a fast growing segment of the UK corporate lending market and the business will be located in the Group's Wholesale Financial Services division. Based in London, Burdale currently employs 30 people. The acquisition is scheduled to complete in early January 2005 and will be funded from internal resources.

Mr Brian Goggin, Group Chief Executive, Bank of Ireland said: "The acquisition of Burdale tangibly demonstrates the strategic priority we attach to growing our portfolio of niche skill-based businesses internationally. We are constantly seeking opportunities to augment our skills portfolio, particularly by adding new revenue generating capabilities. In that regard, Burdale represents an excellent fit with our existing specialised international financing platform within our Wholesale Financial Services division."

ENDS

16 December 2004

Contacts:

Fiona Ross                                              Tel + 353 1 6043501
Head of Group Investor Relations
Dan Loughrey                                            Tel + 353 1 6043833
Head of Group Corporate Communications
Anne Mathews                                            Tel + 353 1 6043836
Group Corporate Communications







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 16 December 2004